Exhibit 99.4

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Dear Shareholder:

You are receiving this notification instead of receiving a printed copy of New Gold Inc.’s (“New Gold” or the “Company”) management information circular (the “Circular”) because New Gold is using the notice and access process for the delivery of the Circular to registered and beneficial shareholders for its annual general meeting of shareholders (the “Meeting”) to be held virtually at https://web.lumiagm.com/453499456 on Tuesday, May 3, 2022. This notification contains information on how to access the Circular electronically or obtain a paper copy, as well as information on voting your shares using the form of proxy or voting instruction form enclosed with this notification. Shareholders that have existing instructions on their account with their intermediary to receive a printed copy of the Circular or New Gold’s year-end financial statements and management’s discussion and analysis will receive printed copies. If you have questions about notice and access, you can contact New Gold at 1-833-324-6018.

New Gold has been carefully monitoring developments with respect to the global health crisis caused by COVID-19. Given the continuing uncertain circumstances in which we collectively find ourselves, and in light of New Gold’s commitment to the health and well-being of its shareholders, employees, communities and other stakeholders, New Gold will be conducting the Meeting virtually. Shareholders will not be able to attend the Meeting physically. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” through an online portal. Non-registered shareholders must carefully follow the procedures set out in the Circular or the voting instruction form that accompanies this notice if they wish to appoint themselves as a proxyholder to vote at the virtual Meeting and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting but will not be able to ask questions or vote. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.

The Meeting

The Meeting will be conducted virtually at https://web.lumiagm.com/453499456 on Tuesday, May 3, 2022 at 4:00 pm (Eastern time). The record date for the Meeting is March 14, 2022. In addition to receiving the audited consolidated financial statements of the Company for the year ended December 31, 2021 and the auditor’s report on those statements, the following items of business are scheduled to be voted on at the Meeting:

1.	electing the directors of the Company;
2.	appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix their remuneration;
3.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and
4.	conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.

For detailed information regarding each of the above matters, please refer to the section of the Circular titled “Business of the Meeting”. New Gold urges shareholders to review the Circular before voting.

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The Meeting is not expected to include a formal management presentation, but there will be an opportunity for shareholders to ask questions.

Accessing Meeting Materials Online

You may view the Circular, as well as New Gold’s audited consolidated financial statements for the year ended December 31, 2021 and management’s discussion and analysis, online on New Gold’s website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx or under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Requesting Printed Meeting Materials

You may request that a printed copy of the Circular, as well as New Gold’s audited consolidated financial statements for the year ended December 31, 2021 and management’s discussion and analysis, be sent to you by postal delivery at no cost to you up to one year from the date the Circular was filed on SEDAR.

You may make your request on New Gold’s website, www.newgold.com, or by calling toll free 1-833-324-6018. To receive your printed Circular in advance of the proxy deposit date and Meeting date, New Gold must receive your request for a printed copy of the Circular at least seven business days in advance of the proxy deposit date and time.

Voting Process

If you are a registered shareholder, you will have received a form of proxy with this notification. If you are a non-registered shareholder, you will have received a voting instruction form or a form of proxy signed by your intermediary.

Registered shareholders: You may vote online, by phone or by mail. To vote online, go to www.investorvote.com and follow the instructions on the screen. You will need to enter your 15-digit control number. To vote by telephone, call toll free in North America 1-866-732-8683 or outside North America 1-312-588-4290. To vote by mail, complete the form of proxy and return it in the envelope provided to:

Computershare Trust Company of Canada

Attention: Proxy Department

8th floor, 100 University Avenue

Toronto, ON, M5J 2Y1

Please refer to your form of proxy or the section of the Circular titled “Voting Information” for further information.

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the Internet is by 4:00 pm (Eastern time) on April 29, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Non-registered shareholders: You should carefully follow the instructions of your intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered or otherwise submitted. You may also refer to the section of the Circular titled “Voting Information” for further information.

There may be deadlines for non-registered shareholders that are earlier than the deadline for proxies from registered shareholders set out above.

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ATTENDING AND VOTING AT THE VIRTUAL MEETING

Registered shareholders will be able to attend, ask questions, securely vote and otherwise participate in the Meeting in real time, online at https://web.lumiagm.com/453499456. Registered shareholders can appoint proxyholders by following the instructions in the Circular.

Non-registered shareholders (beneficial shareholders who hold their common shares through an intermediary such as a securities broker, trustee or financial institution) who have followed the instructions in the Circular and have duly appointed themselves as proxyholder will also be able to attend, ask questions, securely vote and otherwise participate in the Meeting in real time, online at https://web.lumiagm.com/453499456. If a non-registered shareholder has appointed a proxyholder in accordance with the instructions in the Circular, their proxyholder will be able to attend, ask questions and vote at the virtual meeting on their behalf.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder and other interested parties will be able to view a live webcast of the Meeting at https://web.lumiagm.com/453499456 but will not be able to vote or ask questions.

During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least an hour before the start of the Meeting.

In an effort to mitigate any potential issues relating to logging into or participating during the Meeting, the Company has posted a Virtual AGM User Guide on its website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx, and filed it on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and shareholders are encouraged to review such user guide prior to the Meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq for additional information. Shareholders experiencing technical difficulties or otherwise requiring assistance with the Meeting website an hour before or during the Meeting can contact technical support at support-ca@lumiglobal.com. It is recommended including the event name, meeting ID, username and issue when contacting support or having such information available so that technical support can more quickly provide assistance.

FURTHER INFORMATION

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors, New Gold’s proxy solicitation agent, at 1-866-581-1477 (toll-free within North America) or 1-416-867-2272 (outside of North America) or email contactus@kingsdaleadvisors.com.

Dated at Toronto, Ontario this 18th day of March, 2022.

Ian Pearce

Chair of the Board

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